Resignation of Audit Committee Member

1. Details about the resigning member

A. Name : Byung-Moo Park

B. Current position : Managing Director at Newbridge Capital

C. Term of office

Commencement date : March 26, 2004

Expiration date : March 26, 2007

2.	Reason for resignation: Mr. Byung-Moo Park resigned from the Audit Committee and is expected to be appointed as Standing Director and Representative Director of hanarotelecom incorporated.

3. Resignation date : March 24, 2006

4. Number of the Company’s Audit Committee members after resignation

A. Audit Committee members who are outside directors : 2

B. Audit Committee members who are not outside directors : 1